TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 28, 2007

Unaudited – Prepared by Management	1

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT FEBRUARY 28, 2007

	Feb. 28,	Feb. 28,	May 31,
	2007	2006	2006
	Unaudited	Unaudited	Audited
	$	$	$
ASSETS

Current Assets:
Cash	4,164	1,150	209,636
Amounts receivable	113,779	2,383	95,869
Advances to related parties (Note 9)	-	-	6,840
Prepaid expenses	5,136	19,292	8,067
	123,079	22,826	320,412
Investments (Note 3)	4,026	4,026	4,026
Equipment (Note 4)	18,262	18,641	16,043
Gas Wells (Note 5)	312,179	-	103,045
Mineral Property Interests (Note 6)	231,690	190,236	190,236
Deferred Exploration Expenditures (Note 6)	2,903,554	2,866,229	2,867,841
	3,592,790	3,101,958	3,501,603

LIABILITIES AND CAPITAL LESS DEFICIT
Current Liabilities:
Accounts payable and accrued liabilities	92,016	52,560	21,718
Income taxes payable (Note 7)	345	622	604
Debenture and promissory note payable (Note 8)	108,114	150,000	-
Advances from (to) related parties (Note 9)	176,018	52,034	83,255
	376,493	255,216	105,578
Share Capital - Issued (Note 10)	10,627,332	9,947,582	10,624,107
Subscriptions Received	90,135	69,972	69,972
Contributed Surplus	182,177	175,935	169,401
Deficit	(7,683,347)	(7,346,747)	(7,467,455)
	3,216,297	2,846,742	3,396,025
	3,592,790	3,101,958	3,501,603
Contingencies and Commitments (Note 11)

Approved by the Directors:

“John Robertson”                             John Robertson

“Jennifer Lorette”                              Jennifer Lorette

Unaudited – Prepared by Management	2

TERYL RESOURCES CORP.

STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 28, 2007

	Three Months Ended		Nine Months Ended
	Feb. 28,		Feb. 28,
	2007	2006	2007	2006
	$	$	$	$
Oil and Gas Operations:
Revenue from Oil & Gas Sales	4,362	9,506	17,089	20,011
Deduct: Oil & Gas Operating expenses	1,404	2,267	4,629	11,282
Net Income (Loss) from Oil and Gas	2,958	7,239	12,460	8,729

General and Administrative Expenses:
Audit, accounting and legal	7,516	5,040	42,095	19,276
Consulting, publicity and investor relations	11,398	19,028	49,160	84,915
Management and directors fees(Note 12)	18,855	18,808	56,575	49,548
Secretarial fees and benefits (Note 12)	9,146	9,213	29,252	24,359
Office supplies, courier & telephone	3,778	2,838	20,164	19,584
Filing fees and electronic data services	4,489	4,482	8,933	8,770
Office rent and utilities (Note 12)	4,637	1,420	7,060	4,260
Auto, travel and entertainment	1,232	2,790	8,608	16,494
Transfer agent fees	2,667	1,400	4,269	5,710
Bank charges and other interest - net	8	(57)	32	(1,435)
Debenture interest (Note 8)	-	3,624	-	10,992
Foreign exchange loss (gain)	1,942	4,840	(1,351)	4,245
Mineral property written off	-	-	-	29,161
Exploration and development written off	-	3,771	-	38,540
Amortization	1,570	1,416	3,555	4,249
General and Administrative Expenses	67,238	78,613	228,352	318,668
Net Income (Loss) for the Period	(64,280)	(71,374)	(215,892)	(309,939)
Deficit - Beginning of Period	(7,619,067)	(7,275,373)	(7,467,455)	(7,036,809)
Deficit - End of Period	(7,683,347)	(7,346,747)	(7,683,347)	(7,346,748)

EARNINGS (LOSS) PER SHARE	(0.0016)	(0.0019)	(0.0059)	(0.0084)

Weighted Average Shares Outstanding	39,568,188	36,778,202	39,568,188	36,778,202

Unaudited – Prepared by Management	3

TERYL RESOURCES CORP.

INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 28, 2007

	Three Months Ended		Nine Months Ended
	Feb. 28,		Feb. 28,
	2007	2006	2007	2006
	$	$	$	$
Operating Activities:
Revenue receipts	4,863	10,550	17,089	20,011
Payment of oil and gas operating costs	(1,404)	(2,267)	(4,629)	(11,282)
Receipts of interest income	126	229	576	2,392
Receipts from sales taxes	2,752	2,020	9,786	8,922
Payment of debenture interest	-	-	-	(15,000)
Decrease (increase) in income tax liability	7	(17)	259	(66)
Payments to suppliers for goods and services	(21,970)	(133,778)	(182,560)	(209,292)
Cash Flows from Operating Activities	(15,626)	(128,715)	(159,479)	(204,315)

Financing Activities:
Shares issued and subscription received	12,000	7,500	12,000	7,500
Related parties advances (repayments)	32,613	15,971	99,603	2,575
Cash Flows from Financing Activities	44,613	23,471	111,603	10,075

Investing Activities:
Exploration & development costs	(11,379)	12,570	(27,681)	(123,168)
Purchase of mineral property interests	(7,000)	-	(25,454)	-
Purchase of gas well interests	-	-	(104,461)	-
Cash Flows from Investing Activities	(18,379)	12,570	(157,596)	(123,168)
Increase (Decrease) in Cash	10,608	(92,674)	(205,472)	(317,408)
Cash (Deficiency) at Beginning of Period	(6,444)	93,824	209,636	318,558
Cash (Deficiency) at End of Period	4,164	1,150	4,164	1,150

Unaudited – Prepared by Management	4

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Teryl Resources Corp. is a public company incorporated under the British Columbia Business Corporations Act on July 16, 1985. Its shares are listed on the TSX Venture Exchange.

The Company makes expenditures on acquiring mineral properties and carries out exploration work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. The Company has incurred a loss of $ 215,892 in the period ended February 28, 2007 (2006 - $ 309,939). These consolidated financial statements do not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES
[a]	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska and Arizona mineral property interests and Texas oil and gas well interests.

[b]	Equipment
The Company records its office and automotive equipment at cost and depreciates them on the declining-balance basis over the estimated useful lives at the following rates:
Office equipment	20% per annum
Automotive equipment	30% per annum
[c]	Accounting for Oil and Gas Well Interests

The Company follows the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or non-productive development wells are capitalized while the costs of non-productive exploratory wells are expensed. If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals, are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Capitalized costs of producing oil and gas properties and related support equipment are depreciated and depleted by the unit-of-production method.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income. On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained. In joint ventured oil and gas exploration and production activities, the accounts reflect only the Company’s proportionate interest in such activities.

Unaudited – Prepared by Management

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Accounting for Mineral Property Interests

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows;

i)	If property sold outright - costs written off entirely against proceeds.
ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
v)	If property abandoned - costs written off entirely.
e)	Revenue Recognition

Revenue associated with the sales of oil and gas are recorded when title passes to the customer. Revenues from oil and gas production from properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

f)	Foreign Exchange Translations
The Company’s functional currency is the Canadian dollar. Transactions recorded in United States dollars have been translated into Canadian dollars using the temporal method as follows:
i)	Monetary items at the rate prevailing at the balance sheet date.
ii)	Non-monetary items at the historical exchange rate.
iii)	Revenue and expense at the average rate in effect during the year.
Gains or losses arising on translation are included in the consolidated statements of operations.

g)	Investments

The Company accounts for its investments in companies subject to significant influence on the equity method. Under the equity method, the pro-rata share of the investee’s earnings is recorded as income and added to the carrying value of the investments shown on the consolidated balance sheet. Dividends received are considered as a return of capital and are accordingly deducted from the carrying value of the investment.

The Company's investments in companies that are not subject to significant influence are recorded at cost. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred.

h)	Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

i)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

Unaudited – Prepared by Management	6

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j)	Income Taxes

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

	k)	Loss Per Share

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding during the periods ended February 28, 2007 and 2006 and year ended May 31, 2006 for the dilutive effect of employee stock options and warrants, as they were all anti-dilutive. No adjustments were required to reported loss from operations in computing diluted per share amounts.

	l)	Stock Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870 - "Stock Base Compensation and Other Stock Based Payments" to account for stock based transactions with officer, directors and outside consultants. Accordingly, the fair value of stock options is charged to operations, with an offsetting credit to contributed surplus. The fair value of stock options, which vest immediately, is recognized at the date of grant; the fair value of options, which vest in the future, is recognized on a straight line bases over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

	m)	Asset Impairment

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flow attributable to such assets.

	n)	Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” whereby the legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses. As at May 31, 2006, the Company did not have any asset retirement obligations.

	o)	Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE”). A VIE exists when the entity’s equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective June 1, 2005 and has determined that it does not have a primary beneficiary interest in VIE.

	p)	Comparative Figures
Certain comparative figures have been reclassified to conform with the current year=s presentation.

Unaudited – Prepared by Management	7

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

3.	INVESTMENTS

Linux Gold Corp. is a public company listed on US Stock Exchanges having a market value of $ 5,011 Cdn. at February 28, 2007 (2006 - $ 4,867).

	February 28,	February
	2007	2006
Linux Gold Corp.
15,880 shares at cost	4,026	4,026

4.	EQUIPMENT

	2007	2006
Furniture and fixtures - at cost	21,010	48,215
Less: Accumulated amortization	14,646	38,000
	12,364	10,215
Automotive equipment - at cost	15,531	15,531
Less: Accumulated amortization	9,633	7,105
	5,898	8,246
	18,262	18,641

5.	OIL AND GAS WELL INTERESTS

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

On May 18, 2006, the Company entered into an agreement with IAS Communications, Inc. to purchase a 40% interest (subject to 40% net revenue interests to others) in the Ken Lee #1 natural gas well, located in Knox County, Kentucky for $ 103,045 ($ 92,500 US). On June 6, 2006, the Company entered into an agreement with IAS Communications, Inc. to purchase a 40% interest (subject to 40% net revenue interests to others) in the Elvis Farris #2 gas well, located in Laurel County, Kentucky for $ 106,261 ($ 92,500 US). In July, 2006 entered into an agreement with IAS Communications, Inc. to purchase a 40% interest (subject to 40% net revenue interests to others) in the Clarence Bright #1 well located in Knox/Laurel County, Kentucky, for $ 104,673 ($ 92,500 US). As there has been no determination as to the gas reserves done on any of the wells, no amortization has been allowed for. The Company has issued IAS a promissory note with regards to the purchase of this well as explained in Note 8.

The Company has first refusal rights to participate in up to 21 future wells.

Unaudited – Prepared by Management	8

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

6.	MINERAL PROPERTY INTERESTS

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/05	2006	May 31/06	In Period	Feb. 28/07
Silverknife	1		1		1
Fish Creek	33,538		33,538	16,000	49,538
Gold Hill	-		-	25,454	25,454
Anderson Group Tier 2	15,878	(15,878)	-		-
Upper Fox Creek	13,283	(13,283)	-		-
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381	-	9,381
	219,397	(29,161)	190,236	41,454	231,690

A.	SILVERKNIFE, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK, Fairbanks, Alaska, USA

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA, by expending $550,750 ($500,000 US) within three years and issuing 200,000 common shares (issued December 16, 2002 at $0.08 per share). Linux will have a 5% net royalty interest until the Company pays $2,203,000 ($2,000,000 US). The agreement was extended to expire on March 5, 2007, subject to TSX approval. The Company authorized 100,000 common shares for issuance to Linux as consideration for the extension. TSX approval of the extension is dependent upon receipt of approval of disinterested shareholders. Approval was received at the Annual General Meeting held on November 14, 2006. The 100,000 common shares were issued at a deemed price of $16,000 ($0.16 per share) on February 14, 2007. A further extension to March 5,
2009 was granted subsequent to the date of these statements.
C.	GOLD HILL, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the Vendors) entered into an agreement whereby the Company would purchase a 100% interest in the Gold Hill Patented Claim Group located in the Warren Mining District, Cochise County, Arizona, USA, subject to a 10% Net Profits royalty to the vendors, for the following considerations:

	a)	$ 5,655 ($ 5,000 US) for a 90 day option and $11,268 ($ 10,000 US) to complete a due diligence within 90 days (paid),
	b)	$ 7,000 ($6,000 US) paid January 5, 2007 to the Vendors, with $6,000 US payments to be made each quarter,
	c)	to complete a $ 50,000 US first phase exploration program conducted by the Vendors,
	d)	$ 250,000 US per year upon commencement of production

A further 6 unpatented adjacent claims were registered 100% in the Company=s name for $ 1,531 ($ 1,354 US).

Unaudited – Prepared by Management	9

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

6.	MINERAL PROPERTY INTERESTS (Continued)
	D.	UPPER FOX CREEK, Fairbanks, Alaska, USA

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years, to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. The lease was cancelled in the May 31, 2006 year and accordingly, property costs of $ 13,283 and exploration costs of $ 36,377 were written off.

	E.	WEST RIDGE, Dome Creek, Alaska, USA

Pursuant to various agreements the Company, earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. The Company has been conducting an exploration program over the past few years.

	F.	GIL VENTURE, Dome Creek, Alaska, USA

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims. Under the agreement, Fort Knox Venture paid the Company cash and funded approved programs earning them an 80% participating interest in the property with the Company retaining a 20% participating interest. Fort Knox Venture through its operator Fairbanks Gold, has been doing exploration and development work on this property during the 2005 and 2006 years. The Company’s 20% share of expenses, were $ 111,127 ($ 98,916 US) in the May, 2006 year and $ Nil in the February 28, 2007 quarter.

Additional cash calls are expected in the 2007 year.
	G.	STEPOVICH LEASE, Dome Creek, Alaska, USA

On May 29, 1992, the Company granted Fort Knox Venture all of their interest in the Stepovich lease, except for a 10% Net Profit Interest. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease.

	H.	ANDERSON GROUP, Fairbanks, Alaska, USA

Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D Roberts $ 15,878 ($ 12,500 US), with an additional $ 113,000 US owing in the two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier. During the 2006 year, $ 15,878 in mineral property costs were written off as management decided not to maintain this option.

Deferred Exploration & Development:

	Three Months Ended		Nine Months Ended
	Feb. 28,		Feb. 28,

	2007	2006	2007	2006

Fish Creek:
Geophysical survey, auger and drilling	5,722	(4,395)	11,040	27,724
Lease payments and insurance	451	29	1,918	3,764
Assays, maps and reports	-	3,632	-	7,691
	6,173	(734)	12,958	39,161
Fox Creek:
Geophysical Survey	-	1,564	-	1,564

Unaudited – Prepared by Management	10

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

6.	MINERAL PROPERTY INTERESTS (Continued)

Westridge:
Rent	249	-	7,280	-
Geophysical survey	1,081	8,208	1,948	8,793
	1,330	8,208	9,228	8,793

Gold Hill:
Geophysical and geological survey	11,907	-	11,907	-
Assays, maps and travel	-	-	1,619	-
	11,907	-	13,526	-
Gil:
Drilling and trenching	-	(20,000)	-	110,027
Exploration and development for period	19,410	(10,962)	35,713	159,545
Exploration & development start of period	2,884,144	2,878,799	2,867,841	2,743,061
	2,903,554	2,867,837	2,903,554	2,902,606
Less: Exploration and development written off:
Re canceled claims	-	1,608	-	36,377
Exploration & Development at End of Period	2,903,554	2,866,229	2,903,554	2,866,229

7.	INCOME TAXES

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of February 28 are as follows:

	2007	2006
Non-capital losses carry forwards	$804,000	$741,000
Equipment	14,000	20,000
Resource deductions	474,000	474,000
	1,292,000	1,235,000
Valuation allowance	(1,292,000)	(1,235,000)

Future income tax asset	$-	$-

A reconciliation of the combined federal and provincial income taxes at statutory rates and the Company’s effective income tax expense is as follows:

	2007	2006
Statutory tax rate	34%	36%
Income tax recovery at statutory rate	$(148,300)	$(183,800)
Permanent differences	2,900	1,300
Effect of change in tax rate	51,700	43,100
Tax benefits not recognized	93,700	139,400
	$-	$-

Unaudited – Prepared by Management	11

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

7.	INCOME TAXES (Continued)

The Company has non-capital losses of approximately $2,356,000 (2006 - $2,082,000), which expire over the years 2007 to 2016. The Company also has cumulative exploration expenses in the amount of $1,584,000 (2006 - $1,545,000) in Canada, which can be carried forward indefinitely.

8.	DEBENTURE AND PROMISSORY NOTE PAYABLE

Pursuant to various agreements, the Company issued a convertible debenture for $150,000 to Keltic Bryce Enterprises Inc. (“Keltic Bryce”), subject to regulatory approval. The original agreement, dated September 1, 1991, was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture was not convertible under existing regulatory policy. The Company paid Keltic Bryce $15,000 interest on November 15, 2005. On May 1, 2006, the Company repaid $ 150,000 plus the accrued interest of $ 11,749.

On July 31, 2006, the Company issued a promissory note to IAS Communications Inc. with regards to the purchase of the Clarence Bright #1 well (See Note 5). The note is for $92,500 US and is without interest and payable on demand.

9.	ADVANCES FROM (TO) RELATED PARTIES

	February 28,	February 28,
	2007	2006
Access Information Systems	-	(70)
IAS Communications Inc.	13,103	-
Information Highway.com	-	(818)
JGR Petroleum, Inc.	44,564	22,584
KLR Petroleum Inc.	-	(8,160)
Linux Gold Corp. (See Note 3)	52,505	20,910
Rainbow Network	25,769	22,655
Reg Technologies Inc.	3,285	(3,826)
REGI US Inc.	-	(5,680)
J.G. Robertson	20,735	-
SMR Investments Ltd.	16,057	4,439
	176,018	52,034

Advances from related companies bear no interest and have no fixed repayment terms.

10.	SHARE CAPITAL

Authorized share capital consists of:
100,000,000 voting common shares with no par value 5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Unaudited – Prepared by Management	12

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

10.	SHARE CAPITAL (Continued) Issued Share Capital - Common

	NUMBER OF		CONTRIBUTED
	SHARES	AMOUNT	SURPLUS

Balance, May 31, 2005	36,777,688	$9,944,335	175,935

Stock options exercised (a)	37,500	7,500
Fair value of stock options exercised	-	12,776
Private placement (b)	2,648,000	662,000
Private placement warrants exercised	5,000	1,750
(c)
Share issue costs	-	(17,029)
Stock based compensation	-	-	6,242
	2,690,500	666,997	6,242
Balance, May 31, 2006	39,468,188	$10,611,332	182,177
Mineral property shares issued (d)	100,000	16,000

Balance, February 28, 2007	39,568,188	$10,627,332	182,177

a.	On February 23, 2006, a consultant exercised a portion of his stock option for 37,500 common shares at a price of $ 0.20 to net the treasury $ 7,500.
b.

On May 17, 2006, the Company issued 2,648,000 units of capital stock pursuant to a Private Placement with 3 placees at a price of $ 0.25 per unit to net the treasury $ 662,000. Each unit consists of one share and one-half share purchase warrant exercisable within one year for $ 0.30 per share (or for $ 0.35 within the second year).

c.	On May 18, 2006, one individual exercised warrants for 5,000 shares at a price of $ 0.35, to net the treasury $ 1,750.
d.	On February 14, 2007, 100,000 common shares at a deem value of $0.16 each were issued to Linux Gold Corp. under the terms of the Fish Creek mineral property agreement.

On October 7, 2005, one employees option was repriced from $ 0.40 to $ 0.20 and on November 17, 2005, one employees option for 25,000 common shares at $ 0.45 was cancelled and on February 19.

2006, a consultants option for 350,000 shares at a price of $ 0.40 expired without being exercised.

Pursuant to an agreement dated May 24, 2006, effective June 1, 2006, Agoracom Investor Relations Corp. will provide investor relation services for one year for $ 3,000 per month plus GST and a stock option allowing Agoracom to purchase up to 250,000 common shares in four equal installments of 62,500 shares, vesting each quarter starting September 1, 2006 and exercisable June 1, 2007, at a price of $ 0.285 per share. The option will expire June 1, 2009.

On June 26, 2006, a consultant was granted a stock option to purchase up to 25,000 common shares at a price of $ 0.30 for five years and on November 2, 2006, an employee was granted a stock option to purchase up to 25,000 common shares at a price of $ 0.18 for five years.

Unaudited – Prepared by Management	13

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

10.	SHARE CAPITAL (Continued)

During the period ended February 28, 2007 the Company had the following stock option activity:

		Weighted
	No. Of	Ave. Exercise
	Options	Price
Balance outstanding May 31, 2006	2,177,500	$0.20
Granted (Canceled)	300,000	0.28
Exercised	-	- .

Balance outstanding February 28, 2007	2,477,500	$0.21

Outstanding Commitments to Issue Shares
At February 28, 2007, the following commitments to issue shares were outstanding:

TYPE OF	NUMBER		EXPIRY
	OF
COMMITMENT	SHARES	PRICE	DATE

Private placement warrants	1,324,000	$ 0.30/0.35	May 17, 2007/2008
Directors options	1,590,000	$ 0.15	April 22, 2007
Employees options	50,000	$ 0.40	December 16, 2007
Consultants options	75,000	$ 0.40	March 4, 2008
Consultants options	112,500	$ 0.20	October 20, 2008
Consultants options	300,000	$ 0.45	November 13, 2008
Directors options	50,000	$ 0.35	March 5, 2009
Consultants option	250,000	$ 0.285	June 1, 2009
Consultants option	25,000	$ 0.30	June 11, 2011
Employee option	25,000	$ 0.18	November 2, 2011

	3,801,500

The following table summarizes information about the stock options outstanding at Feb. 28, 2007:

		Weighted
	Number	Average	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable

$ 0.15	1,590,000	0.10	1,590,000
0.40	125,000	0.85	125,000
0.20	112,500	1.70	112,500
0.45	300,000	1.75	300,000
0.35	50,000	2.00	50,000
0.285	250,000	2.25	250,000
0.30	25,000	4.25	25,000
0.18	25,000	4.75	25,000

$ 0.21	2,477,500	3.05	2,477,500

Unaudited – Prepared by Management	14

Teryl Resources Corp.
Notes to Consolidated Financial Statements
For the Nine Months Ended
February 28, 2007

10.	SHARE CAPITAL (Continued)

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option- pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2006 - 158%), weighted average risk free interest rate of 4.56% (2006 - 4.56%) and expected life of 2 years.

Subsequent Event:

On February 20, 2007, the Company announced a private placement for 1,000,000 units at $0.15 per unit. Each unit will consist of one common share and one share purchase warrant exercisable at $0.20 for one year. Subscriptions in the amount of $12,000 were received by February 28, 2007. This private placement closed on April 11, 2007 and 1,194,340 units were issued to net the treasury $179,151.

11.	CONTINGENCIES AND COMMITMENTS

See Outstanding Commitments to Issue Shares in Note 10.

12.	RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Related party transactions not disclosed elsewhere in these financial statements are as follows:

Reg Technologies Inc. is a public company, which shares office facilities, staff and several directors.

SMR Investments Ltd., is a private company controlled by an officer of the Company. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company was charged management fees by SMR of $ 22,500 during the current period (2006 - $ 22,500).

The Company owns 15,880 shares of Linux Gold Corp., a BC public company with common directors, staff and office facilities.

During the February 28, 2007 period, directors fees of $ 9,000 (2006 - $ 9,250) were paid to J. Robertson, President of the Company; administration consulting fees of $ 18,000 (2006 - $ 13,250) were paid to J. Lorette, a director of the company and secretarial and consulting fees of $ 11,250 (2006 - $ 9,850) were paid to M. van Oord, a director of the company.

During the February 28, 2007 period, fees of $ 7,075 (2006 - $ 4,548) were paid to KLR Petroleum Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office rent amounted to $ 11,907 for the period ended February 28, 2007 (2006 - $ 12,780) of which $ 4,847 (2006 - $ 8,520) has been shared with Reg Technologies Inc., REGI US Inc. and Linux Gold Corp.

13.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. Six subscribers did not return the agreement and negotiations are proceeding to resolve this. On October 17, 2006, the authorized capital for Teryl, Inc. was reduced to 10,000 common shares, which resulted in a rollback to 1 common share for each 10,000 outstanding.

Unaudited – Prepared by Management	15